UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___ )*


                                Gasco Energy, Inc
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   367220 10 0
                                 (CUSIP Number)


                               D. Roger Glenn Esq.
                      Friedman Kaplan Seiler & Adelman LLP
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 833-1100

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications


                                 March 31, 2001
             (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box . |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

================================================
CUSIP NO. 367220 10 0                                               Schedule 13D

================================================
------------- ------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Marc Bruner
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)

                                                                      (b)   [X]
------------- ------------------------------------------------------------------
3             SEC USE ONLY



------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (See Instructions)    OO
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
=============================================== ======= =======================
                                                7       SOLE VOTING POWER
NUMBER OF SHARES                                        3,241,585
                                                ------- -----------------------
BENEFICIALLY                                    8       SHARED VOTING POWER

OWNED BY                                                N/A
                                                ------- -----------------------
EACH                                            9       SOLE DISPOSITIVE POWER

REPORTING                                               3,241,585
                                                ------- -----------------------
PERSON WITH                                     10      SHARED DISPOSITIVE POWER

                                                        N/A
============ ===================================================================
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,241,585
------------ -------------------------------------------------------------------

------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*


------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             12.2%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This statement on Schedule 13D ("Schedule 13D") relates to shares of common stock of Gasco Energy, Inc. ("Gasco"), par value $0.0001. The address of the principal executive office of the Company is 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

Item 2. Identity and Background

     This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Mr. Marc Bruner. Mr. Bruner's address is 29 Blauenweg, Metzerlen, Switzerland 4116.

     During the last five years, Mr. Bruner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Bruner was a stockholder of Pannonian Energy, Inc., which merged with and into Gasco on March 31, 2001. As a result of the merger, Mr. Bruner's shares of Pannonian stock were converted into shares of Gasco.

Item 4. Purpose of Transaction

     Mr. Bruner is a director of the issuer. He presently has no plan or proposal that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. Mr. Bruner will continue to evaluate his options, however, and may form such a plan or proposal in the future.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Mr. Bruner beneficially owns 3,241,585shares of Gasco's common stock, which he has the sole right to vote and dispose of. These shares represent 12.2% of the class, computed in accordance with Rule 13d-3. Of these shares, 8,707 are owned by Resource Venture Management, Blauenweg 29, 4116 Metzerlen, Switzerland, which Mr. Bruner controls. Mr. Bruner also has options to purchase an additional 131,250 shares of Gasco's common stock, which options are not exercisable within 60 days of the date hereof. Mr. Bruner is a director of First Ecom.com, Inc. ("First Ecom"), which beneficially owns 9,500,000 shares of Gasco common stock. Mr. Bruner disclaims beneficial ownership of these shares.

     (c) There have been no transactions in Gasco common stock by Mr. Bruner during the past 60 days.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Two stockholders of Gasco, one of whom is Marc Bruner, have agreed to vote for First Ecom's designee as a director of Gasco, have granted First Ecom rights to participate in sales of Gasco stock by them and have agreed not to form a group with any other person under certain circumstances.

     Except as set forth in Items 4, 5 or 6, Mr. Bruner has no contracts, arrangements, understandings or relationships with respect to the securities of Gasco.

Item 7. Material to be Filed as Exhibits

     none

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 17, 2001                              By: /s/ Marc Bruner
                                                       -------------------
                                                        Name:  Marc Bruner

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